Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

July 31, 2006

Ontario Securities Commission

Attention:  Filings/Listings

Dear Sirs:

NOTIFICATION OF MEETING AND RECORD DATE

We advise the following with respect to the Annual and Special Meeting of Shareholders for Bontan Corporation Inc.:

1.

Name of reporting Issuer:

Bontan Corporation Inc.

2.

Date of the Meeting:

October 3, 2006

3.

Record Date :

August 28, 2006

4.

Classes or Series of Securities

that entitles the holder to receive

Common  Share

Notice of the Meeting

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly’

Bontan Corporation Inc.

“Kam Shah”

Kam Shah

Chief Executive and Financial Officer